SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-7724
(Check one)

[ ] Form 10-K and Form 10-KSB         [X] Form 11-K

[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For period ended       January 1, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended _______________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant       Snap-on  Incorporated 401(k) Personal Savings
                                   Plan,   the   Snap-on   Incorporated   401(k)
                                   Personal    Savings   Plan   for   Collective
                                   Bargained  Groups,  the Snap-on  Incorporated
                                   401(k)    Personal    Savings    Plans    for
                                   Subsidiaries  and the Snap-on  Tools  Company
                                   401(k)  Matching  Savings Plan

     Former name if applicable     N/A


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     Address of principal          10801 Corporate Drive
     executive office
     City, state and zip code      Pleasant Prairie, WI  53158


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The  accountant's  statement or other exhibit  required by Rule 12b-25
          (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As a result of delays and technical difficulties due to an information systems conversion, the Registrant is unable to compile all information necessary to complete the annual financial statements of the Snap-on Incorporated 401(k) Personal Savings Plan, the Snap-on Incorporated 401(k) Personal Savings Plan for Collective Bargained Groups, the Snap-on Incorporated 401(k) Personal Savings Plans for Subsidiaries and the Snap-on Tools Company 401(k) Matching Savings Plan (the "Plans") without unreasonable effort and expense. Accordingly, this Form 12b-25 is filed to extend the filing deadline for the Form 11-K until July 14, 2000.


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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Paul C. Prickett                                 262-656-5401
         (Name)                                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Snap-on Incorporated 401(k) Personal Savings
               Plan, the Snap-on Incorporated 401(k)
                    Personal Savings Plan for Collective
               Bargained Groups, the Snap-on Incorporated 401(k)
                    Personal Savings Plans for Subsidiaries and
               the Snap-on Tools Company 401(k)
                              Matching Savings Plan
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date June 29, 2000     By: /s/ Paul C. Prickett
                          ------------------------------------------------------
                           Paul C. Prickett, as Plan Administrator of the Plans



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